March 5, 2009

Sent via Edgar Filing

Mr. Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	Patient Safety Technology
Form 10-K for the year ended December 31, 2007
File No. 1-09727

We have reviewed your comments letter dated February 9, 2009 and have prepared the required responses, they are listed below.  We understand there may be additional comments once your office has reviewed our responses.

RESPONSES TO COMMENT LETTER
SEC Comments are in italics and the Company responses are listed below each comment, non-italicized.

Statement of Cash Flows, page 6
Prior comment No. 4

1.
We note your response to prior comment 4.  We note that the receivable from investment line on your statement of cash flow represents the accrual of (2005) and subsequent collection of (2006) proceeds from an investment sold in 2004 and therefore it appears that it should be classified as an investing activity in accordance with paragraph 16 of SFAS 95.  To the extent that you have similar transactions in future filings, please classify the associated activity as an investing activity consistent with paragraph 16 of SFAS 95.

Response:

We acknowledge your request regarding the note receivable from the investment line on our statement of cash flows that represents an accrual from 2005 and the subsequent collection in 2006.  If we have similar transactions in the future we will classify the associated activity as an investing activity.

Note 3, Summary of Significant Accounting Policies, page 9
Revenue Recognition, page 12
Prior comment No. 5

2.
We note your response to prior comment 5.  Please also tell us and revise future filings to disclose in greater detail how you estimate the fair value of the undelivered element (i.e., one year maintenance agreement).  In this regard, we note that the initial agreement is for one-year but the renewals are for two-year terms.  Discuss what vendor-specific objective evidence of the fair value of the one-year maintenance agreement you consider.

Response:

The Company estimates the fair value of the maintenance agreement for the first year based on the costs associated with upgrading the hand-held scanner software as updates become available.  The costs associated with upgrading the software is minimal based on the assumptions that software upgrades will be done on an as needed basis.  The maintenance portion of our scanner revenue is calculated on a break-even cost structure to ensure our customers have the latest software on their equipment.   We will revise future filings to disclose in greater detail how the Company estimates the fair value of the one-year maintenance agreement.

3.	Further to the above, tell us and revise future filings to clarify where the related deferred revenue is recorded on your consolidated balance sheet.

Response:  In accordance with both SOP 97-2 and SAB 104, revenue is recognized when the following criteria have been met: persuasive evidence of an arrangement exits; delivery has occurred, and rick of loss has passed; the seller’s price to the buyer is fixed or determinable; and collectability is reasonably assured.  The hand-held scanner is fully functional with the software that is installed prior to shipment and only needs upgrading to incorporate any enhancements that may be added over time to keep the equipment in the field compatible with the diagnostic equipment used by the Company. Therefore it is the Company’s position that revenue should be recognized upon shipment to the customer and there is no deferred revenue recorded on our balance sheet.  Overall the revenue associated with maintenance agreements accounts for less than one percent of our total revenue and over time this number will decrease as the sale of sponges continue to increase.  We will revise future filings to clarify the above position.

Note 12.  Equity Transactions, page 24
Prior comments No. 9

4.
We note your response to prior comment 9.  Similar to your response, please revise future filings to clearly disclose your accounting for this transaction.  Additionally, please tell us and revise future filings to disclose how you determined the fair value for this transaction.

Response:
The fair value of the Alacra investment has been determined to be the cost of the investment at time of purchase.  In addition, the Board of Directors of Alacra has authorized the re-purchase of the preferred stock from the original investors, including Patient Safety Technologies, Inc., at the original purchase price of the investment.  The first one-third of the preferred stock has been re-purchased by Alacra and the remaining two thirds, are scheduled for re-purchase over the next two years, as cashflows from operations allow.  Due to the limited market for the stock held in Alacra, the Company feels this is market value.  We will revise future filings to disclose how the fair value of this transaction was determined.

Note 17.  Income Taxes, page 29
Prior comment No. 10

5.
Please refer to prior comment 10.  Please confirm to us and revise future filings to include clear disclosure, if true, that you do not believe it is more-likely-than-no that any of the $25.5 million of net operating losses will be sustained upon examination.  Alternatively, revise future filings to present on a gross basis any deferred tax assets relating to net operating losses that meet the more-like-than-not recognition threshold.

Response:

We confirm that based on the current lack of supporting documentation, we do not believe that it is more-likely-than-not that any of the $25.5 million of net operating losses will be sustained upon examination.  Future filings will include a clear disclosure regarding the above.

Amendment 2 to Form 10-K for the year ended December 31, 2007
Prior comment No. 12

We note your amendment filed in response to our prior comment 12.  Your amendment does not include the required signature page.  Accordingly, please file an abbreviated amendment to your Form 10-K that consists of the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

Response:

Exhibit 31.1 will be re-filed on Form 10-K/A, Amendment No. 3, Wednesday, March 11, 2009 after the Company receives the Board of Directors signatures. The amended certifications will include a cover page, explanatory note, signature pages and paragraphs 1, 2, 4, and 5 of the certification.

Sincerely,
PATIENT SAFETY TECHNOLOGIES, INC.

/s/ Mary Lay

Mary Lay
Interim Chief Financial Officer